                  THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G
                          FILED ON FEBRUARY 18, 1997
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.____)*


                                 ONSALE, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  682838-10-7
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5
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-----------------------                                  ---------------------
  CUSIP NO. 682838-10-7                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SOFTWARE PARTNERS, INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          5,960,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,960,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                          [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      32.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------
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ITEM 1.

     (a)  Name of Issuer:
          --------------
          ONSALE, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------
          1350 Willow Road #202, Menlo Park, CA 94025

ITEM 2.

     (a)  Name of Person Filing:
          ---------------------
          Software Partners, Inc.

     (b)  Address of Principal Business Office:
          ------------------------------------
          1953 Landings Drive, Mt. View, CA  94043

     (c)  Citizenship:
          -----------
          U.S.A.

     (d)  Title of Class of Securities:
          ----------------------------
          Common Stock

     (e)  CUSIP Number:
          ------------
          682838-10-7

ITEM 3.

          Not applicable.

ITEM 4.   OWNERSHIP

      (a)  Amount Beneficially Owned:    5,960,000
           -------------------------

      (b)  Percent of Class:   32.1%
           ----------------

      (c)  Number of shares as to which such person has:
           --------------------------------------------

           (i)    sole power to vote or direct the vote: -0-

           (ii)   shared power to vote or direct the vote:   5,960,000

           (iii)  sole power to dispose or to direct the disposition of:  - 0 -

           (iv)   shared power to dispose or to direct the disposition of: - 0 -

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable

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ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE
           SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION MEMBERS OF THE GROUP

           Pursuant to a voting agreement, Software Partners, Inc. ("SPI") has the right to vote 3,718,185 shares held of record by Alan S. Fisher; 75,000 shares held of record by the Kelly Elizabeth Fisher Irrevocable Trust; 2,016,815 shares held of record by Razi Mohiuddin and the Momin Foundation and 150,000 shares held of record by the Mohiuddin Children's Trust.

           Alan S. Fisher is one of two directors, President and more than 50% shareholder of SPI, and therefore is the only individual that shares with SPI the power to direct the voting of the shares subject to the SPI voting agreement. Mr. Mohiuddin is the other director of SPI and owns its remaining shares, but does not have the power to direct the voting of the shares subject to the SPI voting agreement.

           Mr. Mohiuddin is the President and trustee of the Momin Foundation.
           M. Ali Ansari and Tanveer Fatima, the brother and sister-in law of Mr. Mohiuddin, are the co-trustee of the Mohiuddin Children's Trust. The shares held by the Mohiuddin Children's Trust are not included in the shares held of record by Razi Mohiuddin since he has no power to direct the voting of or dispose of these shares.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10.   CERTIFICATION

           Not applicable.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



SOFTWARE PARTNERS, INC.


February 13, 1998
------------------------------------------------
Date

/s/ Alan S. Fisher
------------------------------------------------
By:  Alan S. Fisher, President